AMENDMENT

04017092

[...]ED STATES
[...] EXCHANGE COMMISSION
[...]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38211

RECD S.E.C.

RECD S.E.C. APR 23 2004 616

A

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RMN Securities Inc, dba Senate Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L Melamed

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NET CAPITAL COMPUTATION
RMN SECURITIES,INC
DBA SENATE SECURITIES
12/31/03

1) Total Ownership Equity	146,199
2) Total nonallowable assets	16,690
3) Net capital before haircut on Securities Position	129,509
4) Haircut on securities	2,415
5) Unsecured margin debt.	10,899
NET CAPITAL	116,195

VIA CERTIFIED MAIL 7002-2410-0000-6571-8357

NASD

April 13, 2004

Mr. Richard M. Netter
Senate Securities
253 Wall Street
Kingston, NY 12401

Dear Mr. Netter:

This acknowledges receipt of Senate Securities's December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating pursuant to SEC Rule 17a-5(d)(4).

2. A Report describing any material inadequacies found to exist or if none existed, a statement so stating pursuant to SEC Rule 17a-5(j).

3. Auditor is not registered in good standing as such under the laws of his place of residence or principal office.

4. Computation of Net Capital pursuant to SEC Rule 17a-5(d)(3).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5, Part III Facing Page, a copy of which is enclosed for your convenience.

Investor protection. Market integrity.

New Jersey District Office
581 Main Street
7th Floor
Woodbridge, New Jersey
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com

Please respond to this matter by April 27, 2004. Questions may be addressed to Erin Vazquez, Field Supervisor, at (732) 596-2061.

Sincerely,

Glenn Albaum
Staff Supervisor

/kfh

Enclosure: Form X-17A-5 Part III Facing Page

cc: Tom McGowan, Chief Examiner
Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Solomon L. MelamedCertified Public Accountant
Erin Vazquez, Field Supervisor

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 7, 2004

R.M.N. Securities, Inc.
D/b/a/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2003 and the related statements of revenue, expenses, and changes in retained earnings for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

An evaluation of internal control was not made as the sole shareholder performed all facets of the business himself and had no employees.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2002 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
BALANCE SHEET
AS AT DECEMBER 31, 2003

ASSETS

Current Asset		
Cash - Unrestricted	$ 124,904	
Accounts Receivable	9,758	$ 134,662
Fixed Assets		
Furniture & Equipment	28,651	
Less: Accumulated Depreciation	28,651	
Other Assets		
Security Deposit		29,322
Total Assets		$ 163,984

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 16,690	
Payroll Taxes Payable	1,095	$ 17,785
Stockholders' Equity		
Common Stock	1,000	
Paid-in-Capital	82,612	
Retained Earnings	62,587	146,199
Total Liabilities & Stockholders' Equity		$ 163,984

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STATEMENT OF INCOME & EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2003

Commission Income		$ 253,593
Cost of Sales:		
Commission Expense	$ 148,108	
Telephone & Data Line	4,070	
License, Fees, Dues & Subscriptions	3,900	156,862
Gross Profit on Sales – 38.1%		96,731
Interest & Dividend Income		2,259
Total Income		98,990
Other Expenses		
Salaries	30,000	
Payroll Taxes	2,504	
Insurance & Bonds	25,541	
Professional Fees	1,200	
Rent	17,225	
Advertising	8,087	
Office Supplies	5,719	
Postage	1,172	
Cleaning & Maintenance	2,117	
Travel & Auto	2,053	
New York State Franchise Tax	100	
Bank Service Charges	51	95,769
Net Income		$ 3,221

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Balance 1/1/03	$ 120,528
Net Profit From Operations	3,221
Add Back:	
Decrease in Accounts Receivable	1,027
Transfer from Deposit Account	452
Subtract:	
Decrease in Accounts Payable	324
Cash Balance 12/31/03	$ 124,904

See Accountant's Report

R.M.N. SECURITIES, INC.

D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2003

Retained Earnings 1/1/03	$ 108,580
Income for 2003	3,221
Distribution	(49,214)
Retained Earnings 12/31/03	62,587
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/03	$ 146,199

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2003

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.